Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

November 27, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received fine notices from Federal Administration Office, Bad Homburg, Germany for our wholly owned subsidiary companies in Germany – betapharm Arzneimittel GmbH and Reddy Holding GmbH. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

A)	Name of the authority	:	Federal Administration Office, Homburg, Germany
B)	Nature and details of the action(s) taken, initiated or order(s) passed	:

The Company received the fine notices from Federal Administration Office, Bad Homburg, Germany for breach of legal obligation to register the “beneficial owners” in the German Transparency Register for following two wholly owned subsidiary companies incorporated in Germany. The details of fine imposed is as follows:

•    betapharm Arzneimittel GmbH - € 8,584.63

•    Reddy Holding GmbH - €10,569.13

C)	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Date of receipt of orders: October 22, 2024.
D)	Details of the violation(s)/ contravention(s) committed or alleged to be committed	:

Breach of legal obligation to register the “beneficial owners” in the German Transparency Register within the prescribed timeline.

Further, the Company has taken the corrective action and registered the beneficial ownership of the said subsidiaries in German Transparency Register.

E)	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	As stated in point (B) above. Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR